`UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On January 15, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD STRENGTHENS BOARD AND MANAGEMENT TEAM TO BRING ATLANTA GOLD PROJECT TO EARLY PRODUCTION” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director, President and

Chief Executive Officer

Date:  January 16, 2008.

NEWS RELEASE

January 15, 2008

ATLANTA GOLD STRENGTHENS BOARD AND MANAGEMENT TEAM TO BRING ATLANTA GOLD PROJECT TO EARLY PRODUCTION

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) -  James Gray, Chairman of the Company, announces “Warren Holmes has assumed the role of Executive Vice Chairman and Director,  William Baird has been appointed President and CEO and  Ernest Simmons has been appointed Chief Operating Officer of the Company.  Bruce Thorndycraft continues as Vice President of Operations and General Manager of Atlanta Gold Corporation. These appointments represent a significant step forward in the advancement of our Company. Collectively, they bring extensive management, development, financial, open-pit and underground mining, process engineering and operational expertise to the Company.”

The management team is currently revising the strategic approach to develop the resource at its Atlanta gold project.

400,000 ounces of gold and 2,900,000 ounces of silver have been produced from Atlanta since 1864. The cut-off grade of the historic mining was 0.5 ounces (15.6 grams) up to and including 1935 and 0.4 ounces (12.4 grams) per ton thereafter.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com